

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 19, 2017

Via E-mail
Min Liu
Chief Financial Officer
Jupai Holdings Limited
788 Guangzhong Road
Jingan District
Shanghai 200072
People's Republic of China

>      **Re:    Jupai Holdings Limited**
>                **Form 20-F for the Fiscal Year Ended December 31, 2016**
>                **Response Letter Dated August 29, 2017**
>                **File No. 001-37485**

Dear Ms. Min Liu:

We have reviewed your August 29, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2016

Item 5.  Operating and Financial Review and Prospects

Key Components of Our Results of Operations

Amount of Assets Under Our Management ("AUM"), page 74

1. We note your response to comment one. Please revise your future filings to include a clear definition of your assets under management. Your revised disclosure should clarify the following:

   - that your AUM is recorded and carried at historical cost;

- that management fees are based off of historical cost balances;
- that AUM denominated in currencies other than RMB are translated into RMB at the time those assets are contributed without interim adjustments; and
- that management fees for contributions in currencies other that RMB are calculated on the RMB value at the time of contribution.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lory Empie, Staff Accountant at 202-551-3714 or Hugh West, Branch Chief at 202-551-3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Hugh West

Accounting Branch Chief
Office of Financial Services